Exhibit 12

GUSTAVSON ASSOCIATES, LLC

5757 Central Avenue, Suite D, Boulder, Colorado 80301

Telephone: 303-443-2209

Facsimile: 303-443-3156

CONSENT OF EXPERT

March 10, 2009

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Northwest Territories

Registrar of Securities, Nunavut

Registrar of Securities, Yukon

United States Securities and Exchange Commission

Re:

Annual Information Form dated March 10, 2009 (the “Annual Information Form”) of Minefinders Corporation Inc. (the “Company”).

We refer to our report entitled "NI 43-101 Technical Report on the Minable Reserve for the Dolores Gold-Silver Project, Chihuahua State, Mexico" dated March 25, 2008 (the "Report") as referenced in the Annual Information Form and documents incorporated by reference therein.

We hereby consent to the use of our firm name and our report in the Annual Information Form and in documents incorporated by reference therein.

We confirm that we have read the Annual Information Form and we have no reason to believe that there are any misrepresentations that are derived from our Report referred to above or that are within our knowledge as a result of the services we performed in connection with such Report.

We confirm that we have read the Annual Information Form and we have no reason to believe that there are any misrepresentations that are derived from our Report referred to above or that are within our knowledge as a result of the services we performed in connection with such Report

Yours truly, GUSTAVSON ASSOCIATES, LLC

Per :	/s/ William J. Crowl
	Name:	William J. Crowl
	Position:	Vice President